UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Septermber 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

August 2008 Up 12.9% Year over Year

Mexico City, September 8, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for August 2008 increased by 12.9% when compared to August 2007.

All figures in this announcement reflect comparisons between August 1 through August 31, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2007	August 2008	% Change
Cancún	298,486	332,419	11.4
Cozumel	6,286	8,766	39.5
Huatulco	29,048	30,791	6.0
Mérida	99,661	92,050	(7.6)
Minatitlán	15,728	12,618	(19.8)
Oaxaca	41,702	48,236	15.7
Tapachula	17,712	19,301	9.0
Veracruz	81,232	76,218	(6.2)
Villahermosa	73,768	73,961	0.3
Total Domestic	663,623	694,360	4.6

International
Airport	August 2007	August 2008	% Change
Cancún	608,541	753,287	23.8
Cozumel	32,741	33,994	3.8
Huatulco	2,680	1,556	(41.9)
Mérida	14,280	11,678	(18.2)
Minatitlán	556	411	(26.1)
Oaxaca	5,266	5,557	5.5
Tapachula	439	353	(19.6)
Veracruz	6,652	6,929	4.2
Villahermosa	4,626	4,726	2.2
Total International	675,781	818,491	21.1

Total
Airport	August 2007	August 2008	% Change
Cancún	907,027	1,085,706	19.7
Cozumel	39,027	42,760	9.6
Huatulco	31,728	32,347	2.0
Mérida	113,941	103,728	(9.0)
Minatitlán	16,284	13,029	(20.0)
Oaxaca	46,968	53,793	14.5
Tapachula	18,151	19,654	8.3
Veracruz	87,884	83,147	(5.4)
Villahermosa	78,394	78,687	0.4
ASUR Total	1,339,404	1,512,851	12.9

It is important to note that during the month of August 2007 Hurricane Dean hit the Yucatan Peninsula, affecting passenger traffic for Cancun, Cozumel and Merida airports and resulting in 176 cancelled flights.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: September 8, 2008